TYPE: NT 10-KSB
SEQUENCE: 1

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

FORM 12b-25

NOTIFICATION OF LATE FILING SEC File Number 33-30365-C

(CHECK ONE):	☒ Form 10-K and Form 10-KSB	☐ Form 20-F	☐ Form 10-Q and Form 10-QSB	☐ Form N-SAR

For Period Ended: December 31, 2001
☐ Transition Report on Form 10-Q
☐ Transition Report on Form 10-K
☐ Transition Report on Form N-SAR
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Comission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
CCC GLOBALCOM CORPORATION Full Name of Registrant:
N/A Former Name if Applicable:
16350 Park Ten Place, Suite 241, Houston, Texas 77084 Address of Principal Executive Office:

PART II — RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

☐ (a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒ (b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
☐ (c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period.

In September 2001 and November 2001, CCC Globalcom, through its wholly owned subsidiary Ciera Network Systems, Inc., acquired the selected assets and operations of Omniplex Communications Group, LLC and Incomnet Communications Corporation, respectively.

As a result of these acquisitions, the Company needs additional time to complete its financial statements for the year ended December 31, 2001.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Mr. Ziad A. Hakim, CEO CCC GLOBALCOM CORPORATION 16350 Park Ten Place, Suite 241 Houston, Texas 77084 (281) 599-7878

(2)	Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

During fiscal year 2001, CCC GlobalCom Corporation (CCGC) acquired assets in three significant transactions. These acquisitions significantly increased revenues and changed the operating cost structure in fiscal year 2001 when compared to fiscal year 2000.

Two of the largest asset acquisitions, Omniplex Communications Group, LLC and Incomnet Communications Corporation, were consummated during the last four months of 2001. CCGC will need additional time to fully reflect the operations of these acquisitions in its annual financial statements. As a result, we cannot give an accurate estimate of our results at this time.

CCC Globalcom Corporation

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 28, 2002	By	/s/ Ziad A. Hakim

Ziad A. Hakim CEO

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT
CONSTITUTE FEDERAL CRIMINAL VIOLATIONS
(SEE 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.
This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.
One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule O-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.
A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.
Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.
ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).